Filed by Professionally Managed Portfolios pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed under Rule 14a-6(b) under the
Securities and Exchange Act of 1934, as amended.
Subject Company: Professionally Managed Portfolios (SEC. File No. 811- 05037)

Template Email for Financial Advisors and other Intermediary Investors

Dear ,

I am writing to ensure that the appropriate team members at your firm are familiar with the recently announced shareholder proxy that was sent to all shareholders of the Trillium Funds, including:

-Trillium ESG Global Equity Fund

-Trillium ESG Small/Mid Cap Equity Fund (the “Trillium Funds”)

As discussed in more detail in the attached shareholder letter and Proxy Statement/Prospectus, the adviser to each of the Trillium Funds, Trillium Asset Management, LLC (“Trillium”), has determined that it would be in the best interests of shareholders to reorganize each of the Trillium Funds from its existing series trust (PMP) into newly created corresponding funds (the “Acquiring Funds”) of the JOHCM Funds Trust (“JFT”), a trust managed by JOHCM (USA) Inc (“JOHCM USA”).   The proposed tax-free reorganization is targeted to take place the last weekend in October, 2023.

Importantly, the portfolio managers and the investment objectives for each Trillium Fund will remain the same, and the investment policies and investment risks of the Acquiring Funds will remain substantially similar to those of the Trillium Funds as a result of the Reorganizations. The Reorganizations will shift primary management oversight responsibility for the Trillium Funds to JOHCM USA. Trillium will continue to be responsible for the day-to-day portfolio management of your Fund and the Reorganizations will not result in any increase in the advisory fees paid by shareholders. In fact, shareholders can expect to experience a lower expense ratio from economies of scale achieved through the Reorganizations.

The Reorganizations are being proposed following the acquisition of Pendal Group Limited, the parent company of JOHCM USA, by Perpetual Limited, the ultimate parent company of Trillium. JOHCM USA and Trillium believe that the Reorganizations, which will result in the Trillium Funds being housed in the same mutual fund trust as other U.S. mutual funds advised by JOHCM USA and managed by other affiliates owned by Perpetual Limited, would benefit shareholders in a number of ways, including by allowing for efficiencies in operational management and oversight, compliance oversight, sponsorship and governance matters. JOHCM USA and Trillium, and their parent company Perpetual Limited, also believe that the proposed Reorganizations will provide opportunities to increase the assets of the Trillium Funds through the established distribution network of JOHCM USA.

I would appreciate the chance to schedule a phone call to introduce myself to interested team members, explain my role as your new relationship management contact, and address any questions you may have regarding the proposed merger of the Trillium Funds.